SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Cloudera, Inc.
(Name of Issuer)
Common Stock, par value $0.00005 per share
(Title of Class of Securities)
18914U100
 (CUSIP Number)
Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
This statement constitutes Amendment No. 4 to the Schedule 13D relating to the shares of common stock, $0.00005 par value per share (“Shares”), issued by Cloudera, Inc. (the “Issuer”), and hereby amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed with the Securities and Exchange Commission on August 1, 2019 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On August 12, 2019, the Reporting Persons and the Issuer entered into a Voting and Standstill Agreement and a Confidentiality Agreement and issued a press release, copies of which are filed herewith as exhibits and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following:
The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
1. Voting and Standstill Agreement (incorporated by reference to Exhibit 10.01 to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on August 12, 2019).
2. Confidentiality Agreement (incorporated by reference to Exhibit 10.02 to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on August 12, 2019).
3. Press Release (incorporated by reference to Exhibit 99.01 to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on August 12, 2019).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 12, 2019
ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.
By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.
By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN
[Signature Page of Amendment No. 4 to Schedule 13D – Cloudera, Inc.]